AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

Notice of Annual Meeting of Stockholders
to be held November 12, 2004

Cisco, Texas
September 27, 2004

PLEASE TAKE NOTICE that the Annual Meeting of the Stockholders of Australian-Canadian Oil Royalties Ltd. will be held on November 12, 2004 at 1304 Avenue L, Cisco, Texas. The meeting will convene at 10:00 a.m. (CST) for the following purposes:

(1) For the election of directors;

(2) To ratify the selection of Robert Early & Company, P.C. as independent auditor for 2004; and

(3) For the transaction of such business as may properly come before this meeting.

The transfer books of the Company will not be closed, but only stockholders of record at the close of business on September 7, 2004, will be entitled to vote at the meeting.

STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO ASSURE YOUR REPRESENTATION AT THE MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY GIVING NOTICE TO THE COMPANY OR BY ATTENDING THE MEETING AND VOTING IN PERSON. YOUR VOTE IS IMPORTANT.

Ely Sakhai
President

PROXY STATEMENT

AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
1301 Avenue M
Cisco, Texas 76437

The following information is furnished to stockholders of Australian-Canadian Oil Royalties Ltd. in connection with the solicitation by the Board of Directors of the Company of proxies to be used at the Annual Meeting of Stockholders to be held on November 12, 2004, and at any adjournment thereof. All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of all the directors named and in favor of each proposal set forth in the Notice of Meeting.

Any Australian-Canadian Oil Royalties Ltd. shareholder has the power to revoke his Proxy before its exercise at the Annual Meeting or any adjournment thereof by: (1) giving written notice of revocation to the Secretary of the Company, Robert Kamon, P.O. Box 1629, Cisco, Texas 76437, prior to the Annual meeting; (2) giving written notice of revocation to the Secretary at the Annual Meeting; or (3) signing and delivering a Proxy bearing a later date. However, the mere presence at the Annual Meeting of a shareholder who has executed and delivered a valid Proxy will not revoke such Proxy.

There are no dissenters' rights of appraisal. Neither the By-Laws nor corporate law of the Company's state of Incorporation call for any dissenters' rights of appraisal.

This proxy statement will be transmitted to stockholders on or about October 3, 2004.

RECORD DATE

Holders of shares of common stock of the Company of record at the close of business on September 7, 2004, will be entitled to vote at the Annual Meeting of Stockholders. The proxy statement will be transmitted to stockholders on or about October 3, 2004.

VOTING

The voting securities of the Company entitled to vote at the meeting consist of shares of the no par value common stock of the Company with each share entitling its owner to one vote. Cumulative voting is not allowed. The number of outstanding shares (exclusive of treasury shares) at the close of business on September 7, 2004 was 8,728,833 shares.

The holders of record of 50.1% of the outstanding shares of Common Stock of the Company will constitute a quorum for the transaction of business at the Meeting, but if a quorum should not be present, the Meeting may adjourn from time to time until a quorum is obtained.

A majority of the shares represented and entitled to vote at the meeting are required for an affirmative vote. An abstain vote will be counted in determining a quorum, but will not be counted as a vote either for or against the issues.

ELECTION OF DIRECTORS

At the Meeting, five directors are to be elected who shall hold office until the next following Annual Meeting of Shareholders or until their successors are duly elected and qualified. In the absence of specific directions, it is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of the nominees named below. However, should the person solicited make certain specifications as to any matter to be voted, these shares will be voted in accordance with the specifications so made. If one or more of the nominees named below is not a candidate for election as a director or directors at the meeting - an event which the Company does not anticipate - the proxy will be voted for a substitute nominee or nominees and the others named below. Management's nominees for these directorships are set out below giving their ages and position to be held.

Name	Age	Position
Ely Sakhai	52	President & Director
Robert Kamon	77	Secretary & Director
Kenneth W. Campbell	74	Director
William A. Randall	63	Director
Andre Sakhai	23	Director

The above named directors, with the exception of Andre Sakhai, have served since the date of incorporation, April 28, 1997. There are family relationships between the directors concerning Ely Sakhai and Andre Sakhai. Andre Sakhai is the son of Ely Sakhai.

Ely Sakhai, Director and President, is a civil engineering graduate of First New York City Community College. He has been engaged in business in New York City for the last seventeen years. He is a respected businessman and highly respected for his successful enterprises.

Robert Kamon, Director and Secretary, is a petroleum-engineering graduate of the University of Texas at Austin, Texas. Mr. Kamon has been President of three NASDAQ listed companies. He is currently the President of several private companies - Australian Grazing and Pastoral Co. Pty. Ltd. since 1954, International Oil Lease Service Corp. since 1961, and Tensleep Oil and Production Inc. since 1989.

Kenneth W. Campbell, Director, is a graduate of the University of Brandon (Manitoba, Canada). He is President of Solar Energy Resources, Ltd., a privately held independent Canadian oil and gas producer, and is a highly respected geologist.

William A. Randall, Director, is a graduate of the University of British Columbia and has an LLB degree from the University of British Columbia. He has been a practicing commercial attorney for the last thirty years, and is currently an associate counsel in the Vancouver firm of McLachlan Brown Anderson.

Andre Sakhai attended Arizona State University, studying a curriculum of financial accounting and micro economics, as well as money and banking. Mr. Sakhai is a licensed real estate salesperson in the state of New York and has other experience in computer functions as well as experience in all aspects of the financial markets.

Vote required and recommendation of the Board

An affirmative vote of the holders of a majority of the issued and outstanding shares of Common stock is necessary for the election of directors.

The Board of Directors recommends a vote for the above named directors to be elected as directors to hold office until the next Annual Meeting or until their successor is duly elected and qualified.

BOARD AND COMMITTEE MEETINGS

Six meetings were held during the fiscal year ended December 31, 2003. The Board of Directors has no standing audit, nominating, or compensation committee. All directors participated in at least 75% of the meetings.

MANAGEMENT

All of the Company's executive officers serve a term of one year or until their successors are elected or appointed and qualified.

The following table sets forth certain information with respect to the executive officers, which have served the Company since its inception:

Name	Age	Position
Ely Sakhai	52	President
Robert Kamon	77	Secretary/Treasurer

Following the annual meeting the newly elected directors will elect officers for the next year.

COMPENSATION

Value of the office space used by ACOR was $1,200* for 2003.

Value of the time cost by ACOR executives was $1,200* for 2003.

*These have been recorded as expenses and contributed capital in the financials in their respective periods.

The executive officers of ACOR have received no salary, bonus or stock compensation since the organization of the Company. The Company has no bonus, pension, or profit sharing plans. The Company pays for copies, phone usage, travel expenses and other labor to related parties.

Compensation of Directors: Currently directors are not compensated for attendance at meetings of the Board, although certain travel expenses relating to attending meetings are reimbursed.

STOCK PRICE

The stock is listed on the OTC Bulletin Board (Symbol: AUCAF). We report that the current market price is $0.19 bid, $0.55 ask and the last trade was $0.53 on August 18, 2004.

CERTAIN TRANSACTIONS

No transactions occurred during the year ended December 31, 2003 between officers and directors and the Company, except for foreign leasing. Several of the officers and directors of the Company have invested in the oil and gas business, either directly or through entities in which they have an interest. Certain of these interests could directly compete with the interests of the Company. Although the Company is not aware of any present conflicts of interests, such present or future activities on the part of the officers and directors could directly compete with the interests of the Company. Our President, Ely Sakhai, has been indicted in Federal Court in New York on charges that he vigorously denies and the Company stands behind our President until such litigation is concluded. The litigation does not involve any matters relating to our Company. If the Company should enter into future transactions with its officers, directors or other related parties, the terms of any such transactions will be as favorable to the Company as those which could be obtained from an unrelated party in an arm's length transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of September 7, 2004, information concerning the beneficial ownership of common stock by all holders of over 5%, by all directors and all directors and officers of the Company as a group based on 8,728,833 shares outstanding.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Common Stock No Par Value	Robert Kamon* (1,503,926) Tensleep Oil & Production, Inc. (908,000), Australian Grazing & Pastoral Co., Pty. Ltd. (180,000) 1304 Avenue L Cisco, Texas 76437	2,591,926	29.69%
Common Stock No Par Value	Ely Sakhai 10 Windsor Dr. Old Westbury, NY 11568	2,311,926	26.49%
Common Stock No Par Value	Kenneth Campbell 107 Triune Bay Calgary, Alberta T1X 1G4 Canada	150,000	1.72%

Common Stock No Par Value	William A. Randall 938 Howe St., 10th Floor Vancouver, British Columbia V6Z 1N9 Canada	20,000	0.23%
All directors and officers as a group (4 persons)		5,073,852	58.13%
Common Stock No Par Value	Jan Soleimani 21 Windsor Drive New York, NY 11568	800,000	9.17%
Common Stock No Par Value	Robert Thorpe 1811 Sullivan Lane Bardstown, KY 40004	829,697	9.51%

*Robert Kamon is President of Tensleep Oil & Production, Inc. and Australian Grazing & Pastoral Co., Pty. Ltd.

There are family relationships between the proposed directors concerning Ely Sakhai and Andre Sakhai. Mr. Andre Sakhai is the son of Mr. Ely Sakhai.

Note: The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them. The owners have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days.

Management is not aware of any current arrangements, which would result in a change of control of the Company.

RATIFICATION OF THE SELECTION OF AUDITORS

Robert Early & Company, P.C. has audited the Company's financial statements since its inception in 1997. The Board of Directors recommends that the shareholders ratify the selection of Robert Early & Company, P.C. to audit the accounts of the Company for 2004 and the Board of Directors recommends that shareholders vote FOR this proposal.

Vote required and recommended by the Board

The affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock is necessary to ratify Robert Early & Company, P.C. as the Company's auditor for 2004.

The Board of Directors recommends a vote "FOR" approval of this proposal.

FINANCIAL STATEMENTS

The SEC Form 10-KSB of the Company for the year ended December 31, 2003, including audited financial statements, has been previously mailed to all shareholders. It is also available online at the SEC's web site at www.sec.gov.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before this Annual Meeting. However, if other matters should come before the meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his judgment on such matters.

STOCKHOLDERS PROPOSALS

Any interested stockholder may submit a proposal concerning the Company to be considered by the Board of Directors of the Company for inclusion in the proxy statement and form of proxy relating to next year's Annual Meeting of Stockholders. In order for any proposal to be so considered by the Board for inclusion in the proxy statement, all proposals must be in writing in proper form and received by the Company on or before March 1, 2005. Any stockholder so interested may do so by submitting such proposal to: Australian-Canadian Oil Royalties Ltd., Attention: Robert Kamon, P. O. Box 1629, Cisco, Texas 76437.

PROXY SOLICITATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY. THE SOLICITATION WILL BE BY MAIL.

The entire expense of preparing, assembling, printing and mailing the proxy form and the material used in the solicitation of proxies will be paid by the Company. The Company will request banks and brokers to solicit their customers who beneficially own common stock of the Company listed in the names of nominees and will reimburse said banks and brokers for the reasonable out-of-pocket expenses of such solicitation. In addition to the use of the mail, solicitation may be made by the employees of the Company by telephone, e-mail and/or personal interview. The Company does not expect to pay any compensation to such persons, other than their regular compensation, for their services in the solicitation of proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Ely Sakhai
President

Cisco, Texas
September 27, 2004

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING AND WISH THEIR STOCK TO BE VOTED ARE URGED TO DATE, SIGN AND MAIL THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED ENVELOPE.

PROXY
AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
(A British Columbia Corporation)
1301 Avenue M – P. O. Box 1629
Cisco, Texas 76437-1629

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF
AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

The undersigned hereby appoints Ely Sakhai and Robert Kamon, or either of them (with full power to act alone and to designate substitutes), proxies of the undersigned, with authority to vote and act with respect to all shares of the common stock of Australian-Canadian Oil Royalties Ltd. that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held on November 12, 2004, at 10:00 a.m. (Central Standard Time) and at any adjournment thereof, upon the matters noted below and upon any other matters that may properly come before the Meeting or any adjournment thereof. Said proxies are directed to vote as checked below upon the following matters, and otherwise in their discretion. An abstain vote will be counted in determining a quorum, but will not be counted as a vote either for or against the issues.

(1)   To elect as directors the following nominees: Ely Sakhai, Robert Kamon, Kenneth Campbell, William Randall and Andre Sakhai.

[ ] FOR all the foregoing nominees
[ ] WITHHOLD AUTHORITY to vote for all of the foregoing nominees
[ ] ABSTAIN

Note: To withhold authority for an individual nominee, strike a line through that nominee's name. Unless authority to vote for all of the foregoing nominees is withheld, this proxy will be deemed to confer authority to vote for each nominee whose name is not struck.

(2)   To ratify the selection of Robert Early & Company, P.C., as the independent auditor for 2004.

VOTE FOR	VOTE AGAINST	ABSTAIN
[ ]	[ ]	[ ]

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s). In the absence of specific directions, this Proxy will be voted for the election of the directors named and for the ratification of the selection of independent accountants. If any other business is transacted at the Meeting, this Proxy will be voted in accordance with the best judgment of the proxies. The Board of Directors recommends a vote FOR each of the listed propositions. This Proxy may be revoked prior to its exercise.

Note: Please sign exactly as name(s) appear on the stock certificate. An attorney, executor, administrator, trustee or guardian or other fiduciary should sign as such. ALL JOINT OWNERS MUST SIGN.

Dated: _____   _____
                                       Signature of Stockholder(s)

                                       _____
                                       Signature of Stockholder(s)

I/We will be attending the meeting. Number attending: _____. Please respond by November 1st or call 1-800-290-8342 to make your reservation.